SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2002

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                      N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                            ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated January 30, 2002, in respect of charges against 2001 earnings in connection with provisions for U.S. asbestos liabilities against Combustion Engineering, a U.S. subsidiary of ABB Ltd.

2. Press release of ABB Ltd, dated January 29, 2002, in respect of the combination of two group divisions and the appointment of Eric Drewery as Division Head.

Press Release

For your business and technology editors

ABB takes US$ 470 million charge for asbestos claims

Net loss expected for the ABB Group in 2001

Zurich, Switzerland, January 30, 2002 - ABB said today that following its annual review of claims for asbestos liabilities pending against Combustion Engineering, a subsidiary in the United States, it is taking a charge of US$ 470 million against 2001 earnings to increase its provisions for the U.S. asbestos claims.

"After our detailed annual review of the asbestos issue, we have decided to increase our provisions with an additional charge of US$ 470 million against 2001 earnings, and we expect a net loss for the ABB Group in 2001," said ABB president and CEO Jorgen Centerman. ABB will report its 2001 results on February 13.

With the charge, ABB is increasing its total asbestos provisions from US$ 590 million at the end of 2000 to about US$ 940 million. The relevant estimated insurance recovery was approximately US$150 million at the end of 2001, down from around US$ 160 million at the end of 2000.

The number of new claims filed against Combustion Engineering increased from 39,000 in 2000 to 55,000 in 2001. In response to the increase in claims, Combustion Engineering has intensified its efforts to identify which claims are valid and which claims that appear not to be valid.

Valid claims are settled and the invalid claims, which appear to be increasing significantly, are being disputed. For these reasons, the number of claims settled decreased from 34,000 in 2000 to 27,000 in 2001, and the average amount paid per claim increased from US$ 4,833 in 2000 to US$ 6,069 in 2001.

As of December 31, 2001, around 94,000 claims were pending against Combustion Engineering compared to approximately 66,000 on December 31, 2000.

ABB said a total of US$ 136 million was paid to settle claims in 2001 compared to US$ 125 million in 2000, and added that it expected some US$ 43 million would be reimbursed by insurers for 2001 claims (2000: US$ 48 million).

The asbestos liabilities in the U.S. come from claimed exposure to asbestos in products supplied before the mid-1970s by Combustion Engineering, a company ABB acquired in 1990. Asbestos is a natural mineral fiber widely used until the 1970s, when it was found that exposure to asbestos could cause certain illnesses.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.



For more information please contact:


Media Relations:                                Investor Relations:
ABB Corporate Communications, Zurich            Switzerland: Tel. +41 1 317 7266
Thomas Schmidt                                  Sweden: Tel. +46 21 325 719
Tel: +41 1 317 7354                             USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                             investor.relations@ch.abb.com
media.relations@ch.abb.com

Press Release

For your business and technology editors

ABB combines Group Transformation and Group Processes divisions and appoints Eric Drewery as Division Head

Zurich, Switzerland, Jan 29, 2002 - ABB announced today that it is combining the activities of two group divisions, Group Transformation and Group Processes, with immediate effect.

Group Transformation, which in 2001 designed and implemented the simplification of the company's organizational structure, will be folded into Group Processes, the division responsible for ABB's shared services, common processes and infrastructure.

Eric Drewery, who has led Group Transformation, is taking over as head of the Group Processes Division from Andrew Eriksson, who is leaving ABB for personal reasons.

"The customer-centric organization has been put in place in all markets. Now it is time to drive through implementation and operational efficiencies," said president and CEO Jorgen Centerman. "We are grateful to Andrew for his contributions to ABB and wish him success in the future."

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 160,000 employees in more than 100 countries.


For more information please contact:


Media Relations:                                Investor Relations:
ABB Corporate Communications, Zurich            Switzerland: Tel. +41 1 317 7266
Thomas Schmidt                                  Sweden: Tel. +46 21 325 719
Tel: +41 1 317 7354                             USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                             investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABB LTD

Date:  January 30, 2002                      By:       /s/  BEAT HESS
                                                --------------------------------
                                                Name:  Beat Hess
                                                Title:  Group Senior Officer



                                             By:        /s/ HANS ENHORNING
                                                --------------------------------
                                                Name:  Hans Enhorning
                                                Title:  Group Vice President